

September 5, 2013

Via E-mail
Yuxiang Wu
Chief Financial Officer
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re:** **Yanzhou Coal Mining Company Limited**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **Response dated August 9, 2013**
> **File No. 001-14714**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 25
Business overview, page 27

1. We note your response to comment 2, that you will revise your disclosure referring to the developmental-stage projects. We request a modification to your proposed disclosure for comment 2. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term developmental may be interpreted to reference the development stage when companies are engaged in preparing reserves for production. Since you do not disclose any reserves as defined

by Guide 7 for these properties, please substitute the term advanced-exploration stage for developmental-stage in your proposed disclosure.

Item 19. Exhibits, page 141

2.      We note your response to prior comment 8 of our letter dated July 26, 2013 and your statements regarding the 15% threshold, ordinary course of business exception and other guidance in the exhibit instructions.  Please advise us how you considered Instruction 4(b)(i) with respect to the related party agreements.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements, page F-10

Note 1. General, page F-10
Acquisition and establishment of major subsidiaries, page F-10

3.      We note your response to prior comment 9.  Please expand your accounting policy for business acquisitions to provide specific principles, bases, conventions and practices applied in accounting for the combination of businesses under common control.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.  You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.  Please contact Jay Williamson at (202) 551-3393 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining